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Exhibit (d)(2)

iBASIS, INC.
INCENTIVE STOCK OPTION AGREEMENT
Under the 1997 Stock Incentive Plan, as Amended

        iBasis, Inc. (the "Company"), a Delaware corporation, hereby grants, effective as of            (the "Effective Date"), to NAME (the "Optionee") the right and option (the "Option") to purchase up to NUMBER shares of its Common Stock, $0.001 par value (the "Option Shares"), at a price of $$$$$ per share, subject to the following terms and conditions.

        1.    Relationship to Plan.    The Option is granted pursuant to the Company's 1997 Stock Incentive Plan, as amended (the "Plan"), and is in all respects subject to the terms and conditions of the Plan, a copy of which has been provided to the Optionee (the receipt of which the Optionee hereby acknowledges). Capitalized terms used and not otherwise defined in this Agreement are used as defined in the Plan. The Optionee hereby accepts the Option subject to all the terms and provisions of the Plan (including without limitation provisions relating to expiration and termination of the Option and adjustment of the number of shares subject to the Option and the exercise price therefor). The Optionee further agrees that all decisions under and interpretations of the Plan by the Company shall be final, binding, and conclusive upon the Optionee and his or her successors, permitted assigns, heirs, and legal representatives.

        2.    Vesting.

          (a)    Exercise.    Subject to paragraph (b) below, the Option shall become exercisable cumulatively, in a series of sixteen installments, each for 6.25% of the Option Shares, with the first installment becoming exercisable three months after the Effective Date, and with subsequent installments becoming exercisable at the end of each three-month period thereafter, but only if the Optionee continues to be employed by the Company or a Subsidiary (as defined in the Plan) of the Company on each applicable date.

          (b)    No Exercise during First Year of Employment.    Notwithstanding anything to the contrary in paragraph (a) above, none of the Option shall become exercisable during the first year of the Optionee's employment with the Company. Any installments that would become exercisable during the Optionee's first year of employment with the Company instead become exercisable on the first anniversary of HIRE DATE, the Optionee's date of hire.

        The provision for officers, if there is a change in control, and you lose your job within six months, or you leave for "good reason or cause" as a result of this change in control, then you will receive full acceleration of your options.

        3.    Termination of Option.    The Option shall terminate on the earlier of (a) TEN YRS FROM HIRE and (b) if the Optionee's employment with the Company terminates for any reason, the applicable date determined from the following table:

	Reason for Termination of Employment	Option Termination Date
(i)	death of employee	Twelve months thereafter
(ii)	total and permanent disability of employee (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended)	Twelve months thereafter
(iii)	termination of employment for any other reason	Three months thereafter

Military or sick leave shall not be deemed a termination of employment provided that it does not exceed the longer of 90 days or the period during which the absent employee's reemployment rights are guaranteed by statute or by contract.

        4.    "Lock-Up" Agreement.    The Optionee agrees that upon the Company's request at any time, whether before or after the exercise of the Option, the Optionee shall enter into an agreement pursuant to which, if the Company deems it necessary or desirable to make any public offering of shares of Common Stock, then without the prior written consent of the Company or the managing underwriter, if any, of any such offering, the Optionee shall not sell, make any short sale of, loan, grant any option for the purchase of, pledge, or otherwise encumber or otherwise dispose of any shares of Common Stock issued or issuable pursuant to the Option, during such period (not to exceed 180 days) commencing on the effective date of the registration statement relating to such offering as the Company may request.

        5.    Methods of Exercise.    The Option shall be exercisable only by a written notice in form and substance acceptable to the Company, specifying the number of shares to be purchased and accompanied by payment in cash of the aggregate purchase price for the shares for which the Option is being exercised.

        6.    Characterization of Option for Tax Purposes.    Although the Option is intended to qualify as an "incentive stock option" under the Internal Revenue Code of 1986, as amended, the Company makes no representation or warranty as to the tax treatment to the Optionee upon receipt or exercise of the Option or sale or other disposition of the shares covered by the Option. In addition, options granted to the Optionee under the Plan and any and all other plans of the Company and its affiliates shall not be treated as incentive stock options for tax purposes to the extent that options covering in excess of $100,000 of stock (based upon fair market value of the stock as of the respective dates of grant of such options) become exercisable in any calendar year; and such options shall be subject to different tax treatment (including the possibility of income tax withholding in accordance with the Plan).

        7.    Compliance with Laws.    The obligations of the Company to sell and deliver Shares upon exercise of the Option are subject to all applicable laws, rules, and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by government agencies as may be deemed necessary or appropriate by the Board or the relevant committee of the Board. If so required by the Board or such committee, no shares shall be delivered upon the exercise of the Option until the Optionee has given the Company a satisfactory written statement that he is purchasing such shares for investment, and not with a view to the sale or distribution of any such shares, and with respect to such other matters as the Board may deem advisable in order to assure compliance with applicable securities laws. All shares issued upon exercise of the Option shall bear appropriate restrictive legends.

        8.    General.    The Optionee may not transfer, assign, or encumber any of his or her rights under this Agreement, and any attempt to do so shall be void. This Agreement shall be governed by and interpreted and construed in accordance with the internal laws of the State of Delaware (without reference to principles of conflicts or choice of law). The captions of the sections of this Agreement are for reference only and shall not affect the interpretation or construction of this Agreement. This Agreement shall bind and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, devisees, and legal representatives.

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        IN WITNESS WHEREOF, the Company and the Optionee have executed and delivered this Agreement as an agreement under seal as of the Effective Date.

iBasis, Inc.
By
Name: NAME
NAME Optionee

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  Exhibit (d)(2)
iBASIS, INC. INCENTIVE STOCK OPTION AGREEMENT